INVESTMENT MANAGERS SERIES TRUST
235 W. Galena Street
Milwaukee, Wisconsin 53212

VIA EDGAR

June 13, 2017

Securities and Exchange Commission
100 F Street, NE
 Washington, DC 20549

Attention: Division of Investment Management

Re:	Investment Managers Series Trust (the “Registrant”)
Registration Statement on Form N-14 (File No. 333-217562)

Ladies and Gentlemen:

This letter summarizes the additional comments provided to me by Ms. Anu Dubey of the staff of the Securities and Exchange Commission (the “Commission”) by telephone on June 9, 2017, with respect to the Registrant’s registration statement filed on Form N-14 relating to the proposed reorganization of Capital Innovations Global Resources and Infrastructure Fund (the “Acquired Fund”), a series of RidgeWorth Funds (the “Trust”), into Oak Ridge Global Resources & Infrastructure Fund, a series of the Registrant (the “Acquiring Fund” and together with the Acquired Fund, the “Funds”).

Responses to all of the comments are included below and, as appropriate, are reflected in Pre-Effective Amendment No. 1 to the Funds’ Form N-14 registration statement (the “Amendment”) that will be filed separately.

1.
In your response letter dated June 8, 2017 (the “Response Letter”), Item #14(c) states “[n]atural resources companies are companies that are primarily engaged in (i.e., have a majority of their assets committed to, or derive a majority of their revenue or profits from) the ownership, development, exploration, production, distribution or processing of natural resources, as well as companies that are suppliers to firms producing natural resources.” The staff views the inclusion of “companies that are suppliers to firms producing natural resources” as a concern because it could be too broadly interpreted as to what type of company this applies to. Please revise the sentence to remove this disclosure.

Response: The Registrant has revised the sentence as follows:

“Natural resources companies are companies that are primarily engaged in (i.e., have a majority of their assets committed to, or derive a majority of their revenue or profits from) the ownership, development, exploration, production, distribution or processing of natural resources.~~, as well as companies that are suppliers to firms producing natural resources.~~”

2.
In addition, Item #14(c) of the Response Letter provides that “[f]or these, purposes, “natural resources” include energy sources (such as electricity and gas utilities, and gas/oil refining), alternative energy (such as uranium, coal, nuclear, hydrogen, wind, solar and fuel cells), precious and other metals, forest products, real estate, food and agricultural products, and other basic commodities.” Please confirm the list of energy sources contained in the first parenthetical.

Response: The Registrant has revised the sentence as follows:

“For these, purposes, “natural resources” include energy sources (such as electricity, oil and gas ~~and gas utilities, and gas/oil refining~~), alternative energy (such as uranium, coal, nuclear, hydrogen, wind, solar and fuel cells), precious and other metals, forest products, real estate, food and agricultural products, and other basic commodities.”

3.
Item #14(l) of the Response Letter indicates that the Acquiring Fund may invest in foreign currencies. Please disclose the Acquiring Fund’s upper limit on how much it will invest in foreign currencies.

Response: Under normal circumstances, the Acquiring Fund’s investment in foreign currencies is not expected to exceed 7%. The Registrant has added the following sentence:

“The Acquiring Fund’s investment in foreign currencies under normal circumstances is expected to be less than 7% of the Fund’s assets.”

4.
Item #14(m) of the Response Letter indicates that an acquired fund fees and expenses line item will be added to the Acquired Fund’s and Acquiring Fund’s Fees and Expenses table. Please confirm to us in writing what the investments are that result in the acquired fund fees and expenses line item.

Response: The Registrant confirms that the acquired fund fees and expenses are a result of investments in government money market funds as part of a sweep vehicle.

5.	Please disclose to us in writing whether the Acquiring Fund considers the holdings of other investment companies or ETFs when it determines compliance with its own 80% investment policy.

Response: The Acquiring Fund does not expect to use investments in investment companies or ETFs to comply with its 80% investment policy; therefore, the Acquiring Fund does not intend to consider the underlying investments of investment companies or ETFs in determining the Acquiring Fund’s compliance with its 80% investment policy.

6.
Please add a discussion of the provisions of Section 15(f) of the Investment Company Act of 1940, as amended, and whether the requirements under that Section are satisfied in connection with the Reorganization.

Response: The Registrant has added the following disclosure:

“Section 15(f) of the 1940 Act

Section 15(f) of the 1940 Act provides a non-exclusive safe harbor for an investment adviser or any affiliated persons thereof to receive any amount or benefit in connection with a sale of securities of, or any other interest in, such adviser which results in an assignment of an investment advisory contract with an investment company as long as two conditions are met.

•
First, no “unfair burden” may be imposed on the investment company as a result of the transaction, or any express or implied terms, conditions or understandings applicable thereto. As defined in the 1940 Act, the term “unfair burden” includes any arrangement during the two-year period after the date on which such transaction occurs whereby the investment adviser (or predecessor or successor adviser) or any interested person of any such adviser receives or is entitled to receive any compensation, directly or indirectly, from the investment company or its security holders (other than fees for bona fide investment advisory or other services), or from any person in connection with the purchase or sale of securities or other property to, from or on behalf of the investment company (other than bona fide ordinary compensation as principal underwriter of the investment company). RidgeWorth and Oak Ridge are not aware of any circumstances relating to the Reorganization that might result in the imposition of such an “unfair burden” on the Acquired Fund.

•
Second, during the three-year period immediately following the transaction, at least 75% of an investment company’s board of directors must not be “interested persons” of the investment adviser or the predecessor investment adviser within the meaning of the 1940 Act. The Board of Trustees of IMST will satisfy this condition at the time of the Reorganization.”

* * * * *

The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant. In addition, the Registrant acknowledges that any comments or changes to disclosure in the filing provided by the Commission staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filing.

Please contact the undersigned at (626) 385-5777 should you have any questions or comments regarding the Amendment.

Sincerely,

/s/ DIANE J. DRAKE

Diane J. Drake
Secretary

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